UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A or 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: June 2004	File No.: 0-1222108

PMI VENTURES LTD.
(Translation of Registrant's Name into English)

511 – 475 Howe Street, Vancouver, BC Canada V6C 2B3
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F:

Form 20F   ☒  Form 40F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82 - _____________ .

SUBMITTED HEREWITH

Exhibits

99.1	Press Release dated June 8, 2004 announcing new CEO.

99.2	Press Release dated June 11, 2004 announcing non-completion of financing announced April 8/04.

99.3	Material Change Report and Press Release dated June 15, 2004 announcing buyout of the Gemap Concession in the Ashanti II Gold Project in Ghana, West Africa.

99.4	Press Release dated June 22, 2004 announcing $1 million financing.

99.5	Material Change Report and Press Release dated June 29, 2004 announcing commencement of a 1,500 metre diamond drilling program on the Ashanti II Gold Project in Ghana, West Africa.

99.6	Interim Financial Statements for the period ended March 31, 2004

99.7	Management Discussion and Analysis for the Interim Financial Statements for the period ended March 31, 2004

99.8	Confirmation of Mailing of the Interim Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PMI VENTURES LTD.

Date: August 31, 2004	By:	/s/ Douglas MacQuarrie

	Title:	Chief Executive Officer